As filed with the Securities and Exchange Commission on June 7, 1999
                              Registration No. 333-
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        --------------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                        --------------------------------
                                  EXOGEN, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                        --------------------------------

           DELAWARE                                              22-3208468
(State or Other Jurisdiction of                              (I.R.S. Employer
 Incorporation or Organization)                           Identification Number)


                             10 Constitution Avenue
                          Piscataway, New Jersey 08855
                                 (732) 981-0990
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)
                        --------------------------------
                               Patrick A. McBrayer
                      President and Chief Executive Officer
                             10 Constitution Avenue
                          Piscataway, New Jersey 08855
                                 (732) 981-0990
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                        --------------------------------
                            Ellen B. Corenswet, Esq.
                            Luci Staller Altman, Esq.
                         Brobeck, Phleger & Harrison LLP
                            1633 Broadway, 47th Floor
                            New York, New York 10019
                                 (212) 581-1600

         Approximate date of commencement of proposed sale to the public: As soon as practicable on or after this Registration Statement is declared effective.
         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE
================================================================================
                     |          |Proposed Maximum|   Proposed      |
     Title of Each   |  Amount  |   Aggregate    |    Maximum      |  Amount of
 Class of Securities |  to Be   | Offering Price |   Aggregate     |Registration
  to be Registered   |Registered|  Per Share(1)  |Offering Price(1)|    Fee
=====================|==========|================|=================|============
                     |          |                |                 |
Common Stock,        | 125,000  |    $2.375      |    $296,875     |   $83.00
$0.0001 par value    |          |                |                 |
per share            |          |                |                 |
================================================================================
(1) The price of $2.375 is the average of the high and low prices of Exogen's common stock on the Nasdaq Stock Market's National Market on June 2 1999, and is set forth solely for the purpose of computing the registration fee pursuant to Rule 457(c).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

PROSPECTUS

                                 125,000 Shares

                                  EXOGEN, INC.

                                  Common Stock



                              ---------------------



         This prospectus relates to the public offering, which is not being underwritten, of up to 125,000 shares of our Common Stock which is held by two of our current warrantholders.

         The prices at which such stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

         Our common stock is quoted on the Nasdaq National Market under the symbol EXGN. The last reported sales price of our common sock on the Nasdaq National Market on June 2, 1999 was $2.50 per share.


         AN INVESTMENT IN THE SHARES OF COMMON STOCK OF EXOGEN OFFERED OR SOLD UNDER THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.



                              ---------------------


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                              ---------------------


                   The date of this prospectus is June 7, 1999

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

         (a) Annual Report on Form 10-K/A for the fiscal year ended September 30, 1998, filed on May 28, 1999;

         (b) Current Report of Exogen on Form 8-K filed October 19, 1998;

         (c) Quarterly Report on Form 10-Q/A for the period ended December 31, 1998, filed on May 28, 1999;

         (d) Quarterly Report on Form 10-Q for the period ended March 31, 1999, filed on May 14, 1999;

         (e)  the   description   of  Exogen  common  stock   contained  in  our
registration statement on Form 8-A filed on May 26, 1995 under Section 12 of the Exchange Act; and

         (f) the description of the Exogen's Share Purchase Rights contained in our registration statement on Form 8-A filed on December 10, 1996 under Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

         You may request a copy of these filings, other than exhibits to the documents, unless the exhibits are specifically incorporated by reference into such document, at no cost, by writing or telephoning us at the following address:

                  Chief Financial Officer
                  Exogen, Inc.
                  10 Constitution Avenue
                  Piscataway, New Jersey 08855
                  (732) 981-0990

         You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

                                   THE COMPANY

         Exogen was incorporated in New York on January 24, 1992, and was reincorporated in Delaware on February 8, 1993. Our principal executive offices are located at 10 Constitution Avenue, Piscataway, New Jersey 08855.
Our telephone number is (732) 981-0990.

         We design, develop, manufacture, and market medical devices for the non-invasive treatment of musculoskeletal injury and disease. Our proprietary ultrasound and mechanical-stress technologies deliver energy that promotes the growth, repair and maintenance of bone. These technologies are based on the principle that bone growth is stimulated by mechanical force.

         Our Sonic Accelerated Fracture Healing System, or SAFHS(R), device utilizes mechanical force, produced by low-intensity ultrasound, to accelerate fracture healing for closed, cast-immobilized, fresh fractures of the lower leg and lower arm within the device's approved uses. The SAFHS device is small and portable, and is used by the patient once daily for 20 minutes. Our Pre-Market Approval, or PMA, application for our first model, the SAFHS Model 2A, was approved by the U.S. Food and Drug Administration, or FDA, in October 1994. In May 1997, we began commercial distribution of the second-generation SAFHS 2000(R) in the United States. The SAFHS 2000, which utilizes the same low-intensity ultrasound signal as does the SAFHS Model 2A, is entirely battery operated and is smaller and lighter than the SAFHS Model 2A for enhanced portability. The SAFHS device is the only medical device approved by the FDA for the acceleration of fresh-fracture healing of the lower leg and lower arm.

                                  RISK FACTORS

         In addition to the other information in this prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this prospectus.

History of Losses and Expectation of Continued Losses at Least Through 2000

         We have had a history of substantial net losses since our inception. We incurred net losses of $3.0 million for the six months ended March 31, 1999, $7.6 million for the year ended September 30, 1998, $11.2 million for the year ended September 30, 1997, and $10.6 million for the year ended September 30, 1996. As of March 31, 1999, we had an accumulated deficit of $44.9 million. The net losses we have incurred to date and the net losses we expect to continue to incur for at least the next two years have been due to several factors, including the following:

          o    engineering and developing the SAFHS device and the
          o    mechanical-stress device; conducting clinical trials for the
          o    SAFHS device and mechanical-stress device; obtaining FDA
          o    approval of the SAFHS device; developing and expanding our
          o    marketing,   sales  and  distribution  network  domestically  and
               internationally;
          o    expanding   our   reimbursement   activities   domestically   and
               internationally; and
          o    expanding in-house manufacturing capability.

         Although we have been marketing and selling the SAFHS device since 1994, we are still experiencing material losses. We have not achieved profitability, and we expect to continue to incur operating losses at least through 2000. Although our revenues have grown in recent quarters, we cannot be certain that we will achieve sufficient revenues for profitability. Our future revenues and profitability, if any, are critically dependent on whether we successfully market and sell, and obtain reimbursement for, the SAFHS device. Even if we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future.

We May Require Additional Financing

         Based on our current level of operations, we believe that our existing capital resources will be sufficient to meet our needs through June 2000. However, this is a forward-looking statement, and no assurance can be given that there will be no change that would consume available resources significantly before such time. After that time, we may not generate sufficient cash flow from operations or be able to raise capital in sufficient amounts to enable us to operate our business. If necessary, we would consider other sources of financing, such as private placements, strategic alliances, and the sale of assets, but we cannot assure you that such financing would be available when needed or on terms acceptable to us. If adequate funds are not available, we may be required to reduce our fixed costs and delay, reduce, or eliminate certain of our activities, which would materially and adversely affect our business, financial condition, results of operations and cash flows.

Substantial Dependence on the SAFHS Device; Uncertainty of Market Acceptance

         Our future growth depends substantially on the commercial success of the SAFHS device. Essentially all of our product revenues are derived from sales of the SAFHS device. We expect the SAFHS device to continue to account for substantially all of our product revenues for the foreseeable future. Our long-term success will depend on the following:

          o successful domestic and international commercialization of the SAFHS device for its approved uses, including the ability of our exclusive U.S. distributor, Smith & Nephew, to successfully market the SAFHS device in the United States;
          o whether the medical community will accept the ultrasound technology of the SAFHS device as a safe and effective method of treating fresh, bone fractures;

          o whether third-party payors, including traditional fee-for-service insurers, workers' compensation insurers, HMOs and other managed care organizations, automobile insurers, third-party administrators, Medicare, and other government entities, will provide third-party reimbursement of the SAFHS device; and
          o development and regulatory approval of the SAFHS device for additional uses.

         If the market does not accept the SAFHS device, our business, financial condition, results of operations, and cash flows will be materially and adversely affected.

Substantial Dependence on Smith & Nephew U.S. Distribution Arrangement

         Our future growth depends substantially on the ability of our exclusive U.S. distributor, Smith & Nephew, to successfully market the SAFHS device in the United States. On August 10, 1998, Smith & Nephew acquired exclusive rights to market the SAFHS device in the United States, under a multi-year master agreement, a U.S. sales representative agreement, and a stock purchase agreement. As a result, we are no longer involved in any direct sales activities relating to the SAFHS device in the United States. Although the U.S. sales representative agreement has a term of 10 years, it may be terminated by mutual agreement of Exogen and Smith & Nephew, or by Smith & Nephew in the event of a default by Exogen.

         We cannot assure you that Smith & Nephew will succeed in its efforts to market the SAFHS device. Smith & Nephew's sales personnel do not have prior experience in the sale or use of the SAFHS device, although we are providing them with training and other support. Although we believe that Smith & Nephew is economically motivated to succeed in performing its responsibilities under the agreements, the amount of resources and time Smith & Nephew devotes to its responsibilities is not within our control, and therefore, we cannot assure you that Smith & Nephew will perform its obligations as expected. If the U.S. distribution arrangement with Smith & Nephew is not successful or if the arrangement is terminated, our business, financial condition, results of operations, and cash flows will be materially and adversely affected.

Substantial Dependence on Third Parties in Europe and Japan to Sell the SAFHS Device

         We depend on independent distributors, sales agents, and marketing partners to sell the SAFHS device in Europe, Japan, and other territories. Revenues derived from international sales of the SAFHS device represented 16% for the six months ended March 31, 1999, 19% for the year ended September 30, 1998, 18% for the year ended September 30, 1997, and 14% for the year ended September 30, 1996.

         Through a subsidiary in Germany, we began selling and marketing the SAFHS device in Europe in February 1996. We also sell and market the SAFHS device in Europe through independent distributors and sales agents. We have recorded sales in Germany, Austria, Holland, Denmark, Switzerland, Belgium, the United Kingdom, and Israel. Revenues derived from sales of the SAFHS device in Europe represented 7% for the six months ended March 31, 1999, 6% for the year ended September 30, 1998, 18% for the year ended September 30, 1997, and 14% for the year ended September 30, 1996. Most of our sales of the SAFHS device in Europe are derived from Germany, where we receive limited local reimbursement only on a case-by-case basis. Our European accounts receivable as of March 31, 1999, net of allowances for returns, pricing adjustments, and bad debt, was $213,000.

         In Japan, we sell the SAFHS device to our exclusive distributor, Teijin Limited, a Japanese corporation. We are responsible for manufacturing and supplying the SAFHS device to Teijin for clinical trials and sales in Japan, while Teijin is responsible for obtaining regulatory approval and for marketing and distributing the SAFHS device in Japan. In May 1998, Teijin announced that the Health and Welfare Ministry of Japan had approved reimbursement for the SAFHS device, which was the final approval Teijin needed to begin commercial distribution of the SAFHS device in Japan. In June 1998, Teijin began to sell the SAFHS device in Japan. Exogen's revenues derived from sales of the SAFHS device to Teijin represented 9% for the six months ended March 31, 1999, and 13% for the year ended September 30, 1998. Most of Teijin's purchases of SAFHS devices in fiscal 1998, which were primarily in the second half of the year, represented an initial inventory build-up by Teijin to begin commercial distribution in Japan. Purchases by Teijin in fiscal 1999 should be principally to restock the inventory that Teijin sells. We do not anticipate that any of Teijin's quarterly restocking purchases will reach the quarterly volume achieved by Teijin's initial stocking of inventory in fiscal 1998.

         Under the distribution arrangement with Smith & Nephew, Smith & Nephew has an option to obtain exclusive distribution rights to the SAFHS device worldwide, except for Japan. In April 1999, we completed an agreement with Smith & Nephew whereby it obtained the exclusive distribution rights to the SAFHS device in the

United Kingdom. We cannot assure you that Smith & Nephew will exercise its option to obtain worldwide, except for Japan, distribution rights to the SAFHS device. We also cannot assure you that the existence of this option will not materially and adversely affect our ability to maintain effective distribution arrangements in international markets, pending the exercise or expiration of this option.

         We cannot assure you that our independent distributors, sales agents, and marketing partners will succeed in marketing and selling the SAFHS device in Europe, Japan, and other territories. Each of the foreign markets in which we sell, or plan to sell, our products has separate regulatory and product approval requirements. We cannot assure you that we will be able to obtain the necessary regulatory approvals of the SAFHS device in foreign markets. If our independent distributors, sales agents, and marketing partners are not successful in marketing and selling the SAFHS device in Europe, Japan, and other territories, our business, financial condition, results of operations, and cash flows could be materially and adversely affected.

          o    Risks Associated with International Operations
          o Our international operations are subject to other inherent risks, including the following:
          o    fluctuations in currency exchange rates;
          o    regulatory and product approval requirements;
          o    tariffs and other trade barriers;
          o greater difficulty in accounts receivable collection and longer collection periods;
          o    reimbursement approvals, both government and private;
          o    difficulties   and  costs  of  staffing  and   managing   foreign
               operations and distributors;
          o    potentially adverse tax consequences;
          o reduced protection for intellectual property rights in some countries, including restrictions on repatriation of earnings;
          o    burdens of complying with a wide variety of foreign laws;
          o the impact of recessions in economies outside the United States; political and economic instability;
          o and seasonal reductions in business activity during the summer months in Europe and other parts of the world.

         In addition, our international operations and sales are denominated in local foreign currencies. In Japan, where we do not have operations, our sales to Teijin are denominated in U.S. dollars. We do not currently engage in currency hedging activities.

         If we fail to successfully market and sell the SAFHS device in international markets, our business, financial condition, results of operations, and cash flows could be materially and adversely affected.

Quarterly Operating Results Are Subject to Significant Fluctuations

         Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, not all of which are within our control. These factors include the following:

          o the success of our exclusive U.S. distributor, Smith & Nephew, in marketing the SAFHS device
          o    in the United States;
          o    the timing of sales of the SAFHS device;
          o    the mix of sales of the SAFHS device in the United States and
          o    Europe and to Japan;  the timing of  reimbursement  approval  and payments by governmental authorities and third-party payors;
          o    new  product  introductions  by us or our  competitors;  expenses incurred in the research and development of new products;
          o    changes in our pricing policies or those of our competitors;
          o    timing  of  regulatory  actions;   general  economic  and  market
               conditions; the Asian economic crisis and instability;
          o    and currency fluctuations.

         Our revenues for the foreseeable future are almost entirely dependent on sales of the SAFHS device. If revenues grow slower than we anticipate, our business, financial condition, results of operations, and cash flows will be materially and adversely affected.

Dependence on Third-Party Reimbursement

         Successful sales of the SAFHS device in the United States, Europe, Japan, and other territories will depend, in part, on whether we will be reimbursed by third-party payors, including traditional fee-for-service insurers, workers' compensation insurers, HMOs and other managed care organizations, automobile insurers, third-party administrators, Medicare, and other government entities. There is significant uncertainty concerning third-party reimbursement for the use of any medical device incorporating new technology, such as the SAFHS device. Third-party payors are increasingly challenging the price of medical devices, and as a result, are limiting reimbursement coverage for medical devices and, in many instances, are putting pressure on medical suppliers to lower their prices. Legislative bodies in the United States and around the world continue to propose fundamental reforms in the health care industry that could affect the availability of third-party reimbursement, and we cannot predict the timing or effect of any such legislation.

         United States. We cannot assure you that costs associated with medical devices incorporating new technology, such as the SAFHS device, will be reimbursed. To expedite reimbursement for SAFHS devices in the United States, we seek reimbursement approval from third-party payors, when possible, prior to shipping the devices. Regardless of the availability of reimbursement preapproval, our reimbursement staff works closely with third-party payors, pursuing reimbursement case-by-case. Prior to approving coverage for a new medical technology, most third-party payors require evidence that the technology is safe and effective, not experimental or investigational, and medically necessary and appropriate for the specific patient. Third-party payors typically require that the technology has received FDA approval or clearance for marketing. Also, new technologies are often prescribed for uses other than those approved by the FDA, for which reimbursement by third-party payors may not be available. This is so called off-label applications. An increasing number of third-party payors and managed care plans are also beginning to require evidence that the technology is cost effective. We have obtained a nationally recognized product code for the ultrasound device, and this code may expedite reimbursement from third-party payors for the SAFHS device. However, we cannot assure you that such codes will be utilized appropriately, or at all.

         We have developed a multi-level program to obtain coverage and reimbursement from third-party payors for the SAFHS device as a new treatment. The SAFHS device is classified by third-party payors as durable medical equipment. Although we have not received broad approval from any reimbursement authority for payment of the SAFHS device, we have received approval from various third-party payors case-by-case.

         The  Health  Care   Financing   Administration,   called  HCFA,   which
administers the Medicare program, has a national coverage policy for electrical-stimulation devices that initiate the healing of non-union fractures. In August 1996, HCFA's Technology Advisory Committee recommended that the SAFHS device not be covered under the Medicare program. The committee's recommendation stated, "The available data, although demonstrating a reduction in physician-determined healing time for the study population, could not be generalized to the Medicare population in a way that would allow a conclusion that SAFHS was an effective procedure." Since that time, we have continued to pursue coverage for SAFHS through meetings with HCFA staff, and have provided additional support of the clinical benefits of the SAFHS therapy, including information related to the Medicare population. In addition, we have been working with consultants and the Health Industry Manufacturers Association to pursue various avenues to obtain Medicare coverage for the SAFHS device. To date, we have been unable to change the Medicare noncoverage decision; however, we have an ongoing dialogue with HCFA staff. The United States Congress has the power to significantly reduce Medicare and Medicaid expenditures, and considers from time to time proposals to reduce such expenditures. We cannot predict when Congress may enact legislation reducing Medicare and Medicaid expenditures, and if such legislation is enacted, what effect, if any, such legislation may have on our business, financial condition, results of operation and cash flows.

         We cannot assure you that we will be successful in obtaining third-party reimbursement from third-party payors, including Medicare, or that third-party payors will recommend that their programs cover the SAFHS device. If we are unable to obtain adequate third-party reimbursement for the SAFHS device, our business, financial condition, results of operations, and cash flows will be materially and adversely affected.

         International. Our international reimbursement plan varies by country. In Germany, Holland, and France, we are using indigenous clinical data as well as data collected in the United States on the effectiveness of the SAFHS device to support our filings for reimbursement coverage.

         The operating loss for fiscal 1998 includes an $800,000 nonrecurring charge, recorded in the three months ended March 31, 1998, to write down certain international accounts receivable - primarily in Germany that exceeded 180 days outstanding. The nonrecurring charge was precipitated by a German Supreme Social Court ruling made available to Exogen in the quarter ended March 31, 1998. The ruling stated that reimbursement under the Bundesausschuss system (the German federal organization that establishes medical reimbursement policy for outpatient healthcare providers) for new medical therapies could occur only if the new therapy was part of the official book of therapies of the Bundesausschuss. Prior to this ruling, Exogen relied on a 1995 German Supreme Social Court ruling that established that new medical therapies must be reimbursed under the pre-Bundesausschuss system if (a) treatment was proven effective and economical and (b) treatment did not exceed the scope of what was necessary. Exogen believed the clinical effectiveness of the SAFHS device and the device's economic benefits would satisfy the requirements of the 1995 ruling. However, based on the later ruling and the fact that the SAFHS therapy is not part of the official book of therapies, Exogen recorded the nonrecurring charge.

         To assist in the collection of outstanding claims and to expedite the reimbursement process on future claims, Exogen is seeking nationwide approval by the Bundesausschuss. To this end, in August 1997, Exogen submitted a formal application to the National Krankenkasse, which is the predecessor to the Bundesausschuss. The application process includes scientific and economic assessments. In August 1998, the Minister of Health accepted the recommendation of the Bundesausschuss not to approve national reimbursement for SAFHS therapy. Exogen is appealing the Minister of Health's decision through administrative and legal channels. Exogen has also filed a lawsuit against the Bundesausschuss to challenge its decision. Both actions are being actively pursued at this time.

         Because there is no nationwide reimbursement approval for the SAFHS device by the Bundesausschuss, Exogen has adopted the policy that, since September 1997, for each prescription submitted to Exogen in Germany, Exogen ships the SAFHS device only after receiving reimbursement approval for that device. This preapproval involves a case-by-case review by a local reimbursement authority, which has the discretion to reimburse for the device regardless of the decision of the Bundesausschuss. The local decision is based on data supplied by Exogen and the prescribing physician.

         In Holland, we have received approval from the Ministry of Health, Welfare, and Sports of The Netherlands for the nationwide reimbursement of Exogen's SAFHS device for the treatment of nonunion fractures older than six months. The approval, effective April 1, 1999, was based on an extensive review by the Ziekenfondsraad, or the Sick Fund Council, of the clinical efficacy and economic benefits of SAFHS therapy.

         In France, we have applied to be listed on the Tarif Interministeriel des Prestations Sanitaries, or TIPS. France's list of medical devices allowed for prescription by physicians working in the private sector and for reimbursement by the National Health Insurance. That application is still pending, and therefore, we do not sell SAFHS devices in France at this time.

         In  Japan,  our  Japanese  distributor,   Teijin,  received  nationwide
reimbursement  approval  from the  Japanese  Health and Welfare  Ministry in May
1998.

         We cannot assure you that we will be successful in obtaining national reimbursement approval in Germany, France, or other countries. If we do not obtain national reimbursement approval of the SAFHS device in Germany, France, and other countries, our business, financial condition, results of operations, and cash flows could be materially and adversely affected.

Extensive Government Regulation

         United States. Our current product and our future products, if any, are subject to extensive regulation by the FDA in the United States and by similar regulatory authorities in other countries. Prior to commercial sale in the United States, each of our products must undergo an extensive regulatory approval process conducted by the FDA under the Federal Food, Drug and Cosmetic Act, commonly called the FDC Act. The FDA regulates the clinical testing, manufacturing, labeling, distributing, and promoting of medical devices. Noncompliance with applicable requirements can result in failure of the government to grant PMA for devices, withdrawal of the PMA, total or partial suspension of production, fines, injunctions, civil penalties, recall or seizure of products, and criminal prosecution.

         Medical devices are classified into three classes, I, II, or III, on the basis of the controls necessary to reasonably assure their safety and effectiveness. The SAFHS device is classified as a Class III device, the class subject to the highest level of regulation by the FDA. In addition to the general control requirements of the FDC Act, including registration, labeling, pre-market notification, and adherence to Good Manufacturing Practices, commonly called GMP, the SAFHS device is also subject to pre-market approval.

        Before a new Class III device can be introduced into the market, the manufacturer must obtain FDA clearance through a PMA application. The less burdensome 510(k) pre-market notification process has not been, and is not expected to be, available for any of our products. Accordingly, we have had to obtain, and expect to apply for, PMAs and PMA supplements for our future products.

         A PMA application must be supported by extensive data, including preclinical and clinical trial data, to demonstrate the safety and efficacy of the device for the uses specified in the PMA application. If human clinical trials of a device are required and the device presents a "significant risk," the manufacturer or the distributor of the device must file an Investigational Device Exemption, or IDE, and have an approved application prior to commencing human clinical trials.

         The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is approved, human clinical trials may begin at a specific number of investigational sites with a specified maximum number of patients, as recommended by the FDA. Sponsors of clinical trials are permitted to sell those devices distributed in the course of study as long as compensation does not exceed recovery of the costs of manufacturing, researching, developing, and handling.

         Upon receipt of the PMA application, the FDA makes a threshold determination as to whether the application is sufficiently complete to permit a substantive review. If the FDA determines that the PMA application is sufficiently complete to permit a substantive review, the FDA will file the application. An FDA review of a PMA application generally takes between two and three years from the date the PMA application is filed, but may take significantly longer. The review time is often significantly extended by requests from the FDA for more information or clarification of information already provided in the submission. During the review period, an advisory committee, including clinicians, will likely be convened to review and evaluate the application and provide recommendations to the FDA as to whether the device should be approved. In addition, the FDA will inspect the manufacturing facility to ensure compliance with the FDA's GMP requirements prior to approval of a PMA application.

         The PMA process can be expensive, lengthy, and uncertain. We cannot assure you that we will be able to obtain necessary regulatory approvals. The loss of previously received approvals, or failure to comply with existing or future regulatory requirements, would have a material adverse effect on our business, financial condition, results of operations, and cash flows.

         We are required to file a PMA supplement for new or expanded uses of our SAFHS technology and for any material modifications to the SAFHS device. If a PMA supplement is not accepted by the FDA for a new or expanded use or material modification of the SAFHS device, we must commence and complete the entire pre-market approval process with respect to such use or modification of the SAFHS device. We began commercial distribution of the SAFHS 2000, the second-generation SAFHS device, in the United States in May 1997 pursuant to FDA approval of a PMA supplement in March 1997. In August 1998, we resubmitted a PMA supplement for expanded and new applications of the SAFHS 2000 device. We cannot guarantee that this supplement will be accepted on a timely basis or at all. In addition, we will be required to file a PMA application for our mechanical-stress device, if and when development is completed. We cannot assure you that any PMA application relating to the mechanical-stress device will be filed or granted on a timely basis, or at all.

         Any products manufactured or distributed by us pursuant to an approved PMA are subject to pervasive and continuous regulation by the FDA, including record-keeping requirements, reports of adverse experience with the use of the device, postmarket surveillance, postmarket registry, and other actions as deemed necessary by the FDA. Product labeling and promoting activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. Exogen and its agents may promote products only for the products' approved indications. We cannot assure you that the FDA will not impose modifications to the labeling that could adversely affect our ability to market, sell, or be reimbursed for the SAFHS device. In addition, we cannot assure you that we will not become subject to FDA actions as a result of physicians' prescribing the SAFHS device for off-label uses.

         We are also subject to numerous federal, state, and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We cannot assure you that we will not be required to incur significant costs to comply with such laws and regulations in the future, or that such laws or regulations will not have a material adverse effect upon our business, financial condition, results of operations, or cash flows.

         International. To market and sell the SAFHS device or any future products in foreign markets, we must comply with foreign government regulations, the requirements of which differ substantially from country to country. In Europe, we are required to comply with the Medical Device Directive, which covers most medical devices.

Under the Medical Device Directive, most medical devices must qualify for the CE mark, and effective June 1998, must bear a CE mark to be marketed and sold in the European Union. To obtain the CE mark, a manufacturer must demonstrate compliance with product safety requirements as well as quality system requirements. The CE mark is recognized by countries that are members of the European Union and the European Free Trade Association. We received the CE mark for the SAFHS Model 2A in August 1996 and for the SAFHS 2000 in March 1998. We cannot assure you that we will be able to obtain CE marks for future generations, if any, of the SAFHS device.

         Although members of the European Union must accept for marketing medical devices bearing a CE mark without imposing further requirements related to product safety and performance, each country may require the use of its own language on labels and instructions for use. National Competent Authorities, who are required to enforce compliance with the requirements of the Medical Device Directive, can restrict, prohibit, and recall CE-marked products if they are considered to be unsafe. Such a decision must be confirmed by the European Commission to be valid. Member countries may impose additional requirements as long as they do not violate the Medical Device Directive or constitute technical barriers to trade.

         We cannot assure you that the FDA or any foreign regulatory authority will approve our current or future products in a timely manner, or at all. If we experience delays or failure in obtaining such approvals, lose any previously received approvals, or fail to comply with existing or future regulatory requirements, our business, financial condition, results of operations, and cash flows will be materially and adversely affected.

Uncertainty of New Product Development

         We plan to seek FDA approval to begin clinical trials to expand the approved uses for the SAFHS technology to include other long-bone fractures, lower-spine fusion, and cartilage repair. We also plan to undertake additional development activities and human clinical trials for our mechanical-stress device, which is designed to prevent bone loss related to osteoporosis. Our research and development efforts with respect to expanded uses of the SAFHS technology and the mechanical-stress device may not lead to development of applications or products that are shown to be safe and effective in clinical trials. In addition, these new applications or products may not:

          o    meet applicable regulatory standards;
          o be capable of being manufactured in commercial quantities at acceptable costs;
          o be eligible for third-party reimbursement from governmental or private insurers;
          o    be successfully marketed; or achieve market acceptance.

         At any stage of the development process, new applications or products that appeared promising in preclinical studies or trials may not demonstrate efficacy in larger-scale clinical trials and as a result, would not receive regulatory approval. As a result, it is possible that we may have to curtail, redirect, suspend, or eliminate some or all of our product development programs.

Risks Associated with Intense Competition

         The medical device industry is intensely competitive. The SAFHS device competes with non-invasive bone-growth electrical-stimulation devices and with various surgical treatments. In the United States there are four companies that currently market electrical stimulation devices for the treatment of slow-healing fractures, in direct competition with the SAFHS device. We believe that some of these companies are conducting preclinical or clinical research relating to the use of electrical stimulation for the treatment of fresh fractures. If our mechanical-stress device is developed, approved by the FDA, and commercialized, it will compete with drug therapies, growth factors, bone-graft substitutes, and exercise/physical therapy equipment. Many of our competitors have substantially greater financial, technical, marketing, sales, and distribution resources than we do. They also have more experience in research and development, clinical trials, and regulatory matters than us. In addition, most of our competitors have established third-party reimbursement for their products. We cannot assure you that our competitors will not develop products that are superior to ours, achieve greater market acceptance, or render our technology and products obsolete or noncompetitive, in which case our business, financial condition, results of operation, and cash flows will be materially and adversely affected.

Risks Associated with Rapid Technological Change

         The medical device industry is characterized by rapid product development and technological change. We expect that the technologies associated with medical devices will continue to develop rapidly. As a result, our future success will depend in large part upon our ability to maintain a competitive position with respect to those technologies. Technological developments by others may result in our products' obsolescence or becoming too expensive before they are marketed or before we recover a significant portion of expenses incurred in connection with developing and commercializing those products, in which case our business, financial condition, results of operations, and cash flows will be materially and adversely affected.

Limited Protection of Patents, Copyrights and Proprietary Rights; Risk of Patent Infringement

         Our success will depend in part on our ability to obtain and maintain United States and foreign patent protection, preserve our copyrights and trade secrets, and operate without infringing the proprietary rights of third parties. We place considerable importance on obtaining patent protection for significant new technologies, products, and processes. With respect to our SAFHS technology, we hold title to 11 issued United States patents, one issued Canadian patent, one issued Taiwanese patent, one issued New Zealand patent, one registered Japanese patent, 12 pending United States patent applications, and corresponding Patent Cooperation Treaty and foreign patent applications. The original United States ultrasound patent that is the basis of the SAFHS device expires in 2007. Our 10 other issued United States patents relating to SAFHS technology will expire between 2008 and 2014.

         With respect to our mechanical-stress technology, we are the exclusive licensee of four issued United States patents, two issued foreign patents, one pending United States patent application, and five pending foreign patent applications. The four issued United States patents will expire between 2010 and 2011. The exclusive license agreement relating to the mechanical-stress technology provides for royalty payments on sales of products using the patented technology. Under the license agreement, our exclusive license may revert to a nonexclusive license if we do not use good faith efforts to commercially exploit the patented technology. The license agreement expires on the later of March 2022 or the expiration of the final patent licensed to us.

         We believe we own or have the right to use all the proprietary technology necessary to manufacture and market our products. Under current law, patent applications in the United States are maintained in secrecy until patents issue, and patent applications in foreign countries are maintained in secrecy for a period after filing. The right to a device patent in the United States is attributable to the first to invent the device, rather than the first to file a patent application, while in foreign countries, ownership of a patent is typically determined by priority of patent filing, not invention. Consequently, we cannot be certain that we were the first to invent certain technology covered by pending patent applications or that we were the first to file patent applications for such inventions. In addition, the patent positions of medical device companies, including ours, are generally uncertain partly because the positions involve complex legal and factual questions.

         Legal standards relating to the validity of patents covering medical devices and biotechnological inventions and the scope of claims made under such patents are still developing. Our patent position is highly uncertain and involves complex legal and factual questions. We cannot be certain that the applicants or inventors of subject matter covered by patent applications or patents owned by or licensed to us were the first to invent or the first to file patent applications for such inventions. In addition, we cannot guarantee that:

          o patent applications to which we hold rights will result in the issuance of patents;

          o any patents issued or licensed to us will be free from challenge and that if challenged, they would be held to be valid;

          o any such patents will provide commercially significant protection to our technology, products, and processes;

          o others will not independently develop substantially equivalent proprietary information that is not covered by patents to which we own rights or obtain access to our know-how;or

          o others will not be issued patents that may prevent the sale of one or more of our products, or require a license and the payment of significant fees or royalties by us to third parties to enable us to conduct our business.

         We have not received any notices alleging, and we are not aware of, any infringement by us of any other entity's patents. However, because of the volume of patents issued and patents applications filed relating to medical devices, we cannot assure you that current and potential competitors and other third parties have not filed or will not file patent applications, or have not received or will not receive patents, relating to materials or processes we use or propose to use. Accordingly, we cannot assure you our products do not infringe any patents or proprietary rights of third parties.

         If another party claims the same or overlapping subject matter with subject matter we have claimed in a United States patent application or patent, we may decide or be required to participate in interference proceedings in the United States Patent and Trademark Office to determine priority of invention. Loss of such an interference proceeding would deprive us of patent protection sought or previously obtained. Participating in such proceedings could result in substantial costs, whether or not the eventual outcome is favorable.

         In addition to patent protection, we rely on trademarks, copyrights, trade secrets, proprietary know-how, and confidentiality and assignment of invention agreements with our employees, consultants, distributors, sales agents, and marketing partners to protect our intellectual property. We hold United States federal trademark registrations for the marks: SAFHS(R), EXOGEN(R), SAFHS 2000(R) and EXOGEN 2000(R). We also hold registrations for the SAFHS(R) mark in Japan, Canada and Mexico. Trademark applications for the EXOGEN and SAFHS 2000 marks are pending in foreign countries. We hold rights to copyrights on text and software we develop in connection with the SAFHS device.

         We cannot assure you that any issued patents or copyrights we own will provide us with a competitive advantage or will not be challenged or circumvented by our competitors. We also cannot assure you that our confidentiality and assignment of invention agreements will not be breached or that we would have adequate remedies for any such breach. Finally, we cannot assure you that our copyrights, trade secrets, proprietary know-how, and intellectual property will not become known or be independently discovered by others.

         Litigation may be necessary to defend against claims of infringement, to enforce patents and copyrights issued or licensed to us, or to protect trade secrets. If we must litigate such issues, we may be forced to incur substantial costs and to devote substantial resources and time. We cannot assure you that we would prevail in such litigation. In addition, if any relevant claims of third-party patents are upheld as valid and enforceable, we could be prevented from selling our products or could be required to obtain licenses from the owners of such patents. We cannot guarantee that such licenses would be available or, even if available, would be on acceptable terms to us. If we are forced to incur substantial costs in litigation or fail to obtain a license, our business, financial condition, results of operations, and cash flows will be materially and adversely affected.

Manufacturing and Related Risks

         We have developed in-house manufacturing and refurbishing capability for the SAFHS 2000 device. Although we are able to manufacture our entire SAFHS 2000 production in-house, previous purchase commitments to a contract manufacturer and our belief that it is prudent to have a second source to support our in-house manufacturing require our use of a contract manufacturer. We anticipate that approximately one third of our fiscal 1999 SAFHS 2000 production will be supplied by the contract manufacturer.

         The FDA regulates manufacturers of medical devices that have received FDA approval. We are required to adhere to FDA regulations setting forth GMP requirements relating to tests, control, and documentation. State and federal agencies monitor ongoing compliance with GMP and other applicable regulatory requirements through periodic inspections. The FDA has inspected and approved our facilities and those of our contract manufacturer under the FDA's Quality System Regulations. If we or the contract manufacturer fail to maintain our facilities in accordance with the FDA's GMP requirements, the noncomplying party could lose the ability to manufacture the SAFHS device on a commercial scale. Loss of this manufacturing capability could limit our ability to deliver the SAFHS device to physicians or patients. If this occurs, our business, financial condition, results of operations, and cash flows will be materially and adversely affected.

         The manufacture of the SAFHS device involves an assembly process with a number of significant components. Each device is tested and released by us in accordance with FDA requirements. Most purchased components are available from more than one vendor. However, one key component currently is manufactured by a single-source vendor. For this component, there are relatively few alternative sources of supply. However, we are actively in the process of qualifying alternative vendors for this component. If the supply of this component is interrupted, and we are unable to establish additional or replacement suppliers for such component, our business, financial condition, results of operations, and cash flows will be materially and adversely affected.

Royalty Payment Obligations; Potential Loss of Exclusive License

         If we successfully develop the mechanical-stress device, we will be required to pay a royalty on any net revenues from sales of this product. We have an exclusive license to the mechanical-stress technology, which we will lose if we do not commercially exploit the technology underlying the license. We cannot assure you that we will be able to commercially exploit this technology. If we lose the exclusive license, our business, financial condition, results of operations, and cash flows could be materially and adversely affected.

Reliance on Key Personnel

         Our success depends to a significant extent upon our executive officers and other key technical personnel. If we lose the services of an executive officer or one or more key employees or our ability to attract and retain such personnel, our business, financial condition, results of operations, and cash flows will be materially and adversely affected. Except for Patrick McBrayer, none of our executive officers or key employees is a party to an employment agreement with Exogen. We do not have "key person" life insurance policies covering any of our employees.

Possible Volatility of Stock Price

         The trading price of our common stock has been subject to wide fluctuations in the past. Our common stock's trading price could continue to fluctuate in response to variations in quarterly operating results, announcements of technological innovations or new products by us or our competitors, changes in earning estimates by analysts, general conditions in the medical device industry, and other events or factors. In addition, the stock market in general has experienced significant price and volume fluctuations that have affected the market prices of equity securities of many companies in industries similar to ours. This volatility has often been unrelated to the operating performance of these companies. These market fluctuations may adversely affect the market price of our common stock. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the subject of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

Risks Associated With Low-Priced Stocks

         Continued inclusion of our common stock on the Nasdaq National Market will require the following:

          o that the public float consist of at least 750,000 shares of common stock, valued in the aggregate at more than $5 million;
          o    that we maintain at least $4 million in net tangible assets;
          o    that our common stock be held by at least 400 holders;and
          o that the minimum bid price for our common stock be at least $1.00 per share.

         If we are unable to satisfy such maintenance requirements, our common stock may be removed to the Nasdaq SmallCap Market or delisted from the Nasdaq Stock Market. In the event our common stock is delisted from the Nasdaq Stock Market, trading, if any, in the securities would thereafter be conducted in the over-the-counter market in the pink sheets or the National Association of Securities Dealers' Electronic Bulletin Board. Consequently, the liquidity of our common stock could be materially impaired, not only in the number of securities that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts' and the media's coverage of us. This could result in lower prices for our common stock than might otherwise be attained, and could also result in a larger spread between the bid and asked prices for our common stock.

         In addition, if our common stock is delisted from trading on the Nasdaq Stock Market and the trading price of our common stock is less than $5.00 per share, trading in the common stock would also be subject to the requirements of Rule 15g-9 promulgated under the Exchange Act. Under such rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock, which is generally any equity security not traded on an exchange or quoted on the Nasdaq Stock Market that has a market price of less than $5.00 per share, subject to some exceptions, including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the associated risks. Such requirements could severely limit the market liquidity of our common stock. We cannot assure you that our common stock will not be delisted or treated as a penny stock.

Year 2000 Risks

         The Year 2000 compliance issue results from the inability of systems that utilize computer programs to properly process dates that fall in the year 2000 and beyond. This issue arises because many such programs were developed using two digits rather than four digits to identify the applicable year. As a result, programs that use time-sensitive calculations may not function correctly in the year 2000. Those programs developed using four-digit years are probably Year 2000 compliant; however, all other programs will likely require modification and/or replacement to be compliant. The Year 2000 issue not only affects computer hardware and software, but also can affect equipment used in the operations of Exogen, and extends to the systems of outside suppliers and customers, upon which Exogen relies. Failure to address the Year 2000 issue on a timely basis, or at all, for critical programs used by Exogen could result in system failures or miscalculations, which could have a material adverse effect on Exogen's business, financial condition, results of operations, and cash flows.

         We have formed a Year 2000 task force that reviewed our operations in detail for Year 2000 compliance in the following areas:

          o    the SAFHS devices;
          o    our information systems hardware and software;
          o    our custom-developed business applications;
          o    third-party business software; and
          o    other equipment using computer programs.

We do not believe that any of these areas will have a material adverse effect on our business, financial condition, results of operations, and cash flows. We cannot assure you that we will not find Year 2000 issues in these areas as further compliance testing occurs, or that such issues, if found, can be corrected on a timely basis.

         We also reviewed our suppliers, customers, and marketing partners for Year 2000 compliance. We rely on, and will continue to rely on, these third parties to provide the following:

          o equipment, goods, and services; reimbursement for the SAFHS devices;
          o    and marketing and distributing support for the SAFHS device.

There can be no assurance that these third parties will adequately address Year 2000 compliance issues or that contingency plans in certain areas are possible or practical. As a result, there could be a material adverse affect on our business, financial condition, results of operations, and cash flows.

Possible Adverse Effect of the Euro Conversion

         On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing currencies and a new common currency called the "euro." This represents an initial step in a process expected to culminate in the replacement of the existing currencies with the euro. The conversion to the euro may have operational and legal implications for some of our international business activities. We have begun consideration of the effects of the euro conversion on our operations, but we are currently unsure of the potential impact that the euro conversion will have on our business, financial condition, results of operations, and cash flows, particularly as the euro conversion relates to our European operations.

Certain Anti-takeover Provisions

         Certain provisions of our Certificate of Incorporation could make it more difficult for a third party to acquire control of our business, even if such change in control would be beneficial to our stockholders. Our Certificate of Incorporation allows our Board of Directors to issue preferred stock without stockholder approval. In addition, we entered into a Rights Agreement in December 1996 that allows our Board of Directors to declare a dividend of one right to purchase, under certain circumstances, one one-hundredth of a share of preferred stock for each share of common stock outstanding. Although we do not have any current plans to issue any preferred stock, the issuance of preferred stock in the future could make it more difficult for a third party to acquire our business.

         In addition, certain provisions of Delaware law and our bylaws could discourage a third party from attempting to acquire control of our business.
Section 203 of the Delaware  General  Corporation Law prohibits us from engaging in any business combination with an interested stockholder (generally a stockholder who, together with its affiliates, owns 15% or more of our outstanding stock) for a period of three years unless certain conditions are met. Section 203 may also have the effect of discouraging a proxy contest or tender offer. In addition, certain provisions of our bylaws contain specific procedures stockholders must follow in making director nominations and submitting proposals for consideration at stockholder meetings. These provisions could make it more difficult for a third party to acquire our business.

Product Liability and Insurance

         Our business exposes us to potential product liability risks in the event that the use of our products is alleged to have resulted in physical harm or other adverse effect. Product liability insurance for the medical device industry is expensive. We currently carry product liability coverage of $3 million per occurrence, with coverage in the aggregate of $3 million for all claims made in any policy year. In addition, we maintain umbrella liability insurance, including product liability coverage, of $10 million per occurrence, with coverage in the aggregate of $10 million for all claims made in any policy year. Although to date we have not been the subject of any product liability claims, we cannot assure you that our insurance will provide adequate coverage against potential claims or that we will be able to maintain product liability insurance on acceptable terms, or at all. If a product liability claim exceeds the coverage of our insurance policy, our business, financial condition, results of operations, and cash flows will be materially and adversely affected.

Shares Eligible for Future Sale

         If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, the market price of our common stock could fall. Such sales also might make it difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. As of April 30, 1999, there were 12,743,900 shares of common stock outstanding as follows:

          o 820,000 shares of common stock, which are held by Smith & Nephew and are covered by a registration statement that has been filed with the SEC but not declared effective;

          o approximately 2.4 million shares, which are held by affiliates and are subject to the volume restrictions of Rule 144; and

          o the remaining outstanding shares of common stock, which are freely tradeable.

The possible sale of a significant number of the above shares of common stock may cause the price of our common stock to fall.

         We have registered for resale 1,350,000 shares of common stock reserved for issuance under our 1995 Stock Option/Stock Issuance Plan, as amended. As of April 30, 1999, options to purchase 1,103,998 shares of common stock were outstanding and will be eligible for sale in the public market from time to time, subject to vesting. In addition, 159,632 shares of common stock are available under Exogen's employee stock purchase plan, as amended. Also, there are 125,000 shares of common stock issuable upon exercise of warrants, which may be sold in accordance with Rule 144 one year after their date of issuance. The possible sale of a significant number of the shares issuable upon exercise of stock options and warrants, or under the employee stock purchase plan, may cause the price of our common stock to fall.

Smith & Nephew has Certain Rights to Purchase Shares of Common Stock

         Under the August 1998 agreements between Smith & Nephew and us, Smith & Nephew has an option to acquire exclusive worldwide distribution rights, except Japan, to the SAFHS device. This worldwide distribution option is limited to a three-year period. If Smith & Nephew exercises this option, it has a one-time right to purchase from us additional shares of our common stock, up to 19%, including the shares already acquired by Smith & Nephew, of the outstanding shares of our common stock, after giving effect to the shares issuable upon exercise of the right. The price per share to be paid would equal the stock's average fair market value over a 20-day period preceding the date Smith & Nephew announces, to Exogen, its election to exercise the stock purchase option. Any of these additional shares of our common stock sold to Smith & Nephew under these agreements would require that we file a registration statement with the Securities and Exchange Commission to register the shares. The possible sale of a significant number of these shares may cause the price of our common stock to fall.

No Intention to Pay Dividends

         We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth, and therefore, do not expect to pay any dividends in the foreseeable future.


                           FORWARD-LOOKING INFORMATION

         An investment in the shares of common stock offered hereby involves a high degree of risk and should not be made by any investors who cannot afford the loss of their entire investment. In addition, this prospectus includes "forward-looking statements" regarding future events or our future performance within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this prospectus or incorporated by references regarding our financial position and business strategy may constitute forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee that these expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations are listed in this prospectus, and they include the forward-looking statements under "risk factors." All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these statements



                                 USE OF PROCEEDS

         We will not  receive  any  proceeds  from the sale of the  shares.  All
proceeds   will  be  received  by  the  selling   stockholders.   See   "Selling
Stockholders."

                      SELECTED CONSOLIDATED FINANCIAL DATA

         Set forth below are the selected consolidated financial data for the five fiscal years ended September 30, 1998. The following data should be read in conjunction with our financial and their related notes statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report on Form 10-K/A for the fiscal year ended September 30, 1998. Loss per share data for fiscal years 1995 and 1994 have been restated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (in thousands, except per share data)

                                                                    For the years ended September 30,
                                                     ------------------------------------------------------------
                                                        1998         1997         1996         1995         1994
                                                      --------     ---------    ----------   --------     --------
Statement of Operations Data:
Revenues:
   Product sales..................................    $ 11,201     $   7,081    $    5,777   $  1,852     $      -
   Revenues from development agreements...........         400           400         1,100          -            -
                                                      --------     ---------    ----------   --------     --------
     Total revenues...............................      11,601         7,481         6,877      1,852            -
                                                      --------     ---------    ----------   --------     --------
Operating costs and expenses:
   Cost of product sales..........................       4,585         3,864         3,661      1,128            -
   Research and development.......................       2,792         3,124         3,988      2,545        1,432
   Selling, general, and administrative...........      11,885        12,291        11,030      5,775        1,782
   Nonrecurring charge for international                   800             -             -          -            -
     doubtful accounts............................
                                                      --------     ---------    ----------   --------     --------
     Total operating costs and expenses...........      20,062        19,279        18,679      9,448        3,214
                                                      --------     ---------    ----------   --------     --------
Operating loss....................................      (8,461)      (11,798)      (11,802)    (7,596)      (3,214)

Other income (expense):
   Interest income (expense), net.................         710           701         1,438        604         (185)
   License fee....................................       1,000             -             -          -            -
   Litigation settlement..........................        (851)            -             -          -            -
   Other, net.....................................          19           (51)         (224)       (59)          (2)
                                                      --------     ---------    ----------   --------     --------
     Total other income (expense), net............         878           650         1,214        545         (187)
                                                      --------     ---------    ----------   --------     --------
Loss before income taxes..........................      (7,583)      (11,148)      (10,588)    (7,051)      (3,401)

Provision for income taxes........................           2             4             -          -            -
                                                      --------     ---------    ----------   --------     --------
Net loss..........................................    $ (7,585)    $ (11,152)   $(10,588)    $ (7,051)    $ (3,401)
                                                      ========     =========    ==========   ========     ========
Basic net loss per common share...................    $  (0.64)    $   (1.12)   $   (1.07)   $  (0.94)    $  (2.70)
                                                      ========     =========    ==========   ========     ========
Diluted net loss per common share.................    $  (0.64)    $   (1.12)   $   (1.07)   $  (0.94)    $  (2.70)
                                                      ========     =========    ==========   ========     ========
Wghtd. avg. shares outstanding, basic and diluted.      11,860         9,946         9,875      7,489        1,261

                                                                              September 30,
                                                        1998         1997         1996         1995         1994
                                                      --------     ---------    ----------   --------     --------
Balance Sheet Data:
Cash and cash equivalents and short- and long-term    $ 15,582     $   8,544    $  19,534    $ 31,061     $    640
   investments....................................
Working capital...................................      15,525        11,042        17,235     30,054          301
Total assets......................................      20,796        14,789        25,511     34,886        1,773
Redeemable Preferred Stock........................           -             -             -          -        6,002
Total Stockholders' equity (deficit)..............      16,297        12,091        23,077     33,342       (5,487)

                              PLAN OF DISTRIBUTION

         Exogen is registering all 125,000 shares on behalf of the selling stockholders. All of the shares will be issued by us upon exercise by the selling stockholders of warrants to acquire shares of our common stock, issued by us to one selling stockholder on September 30, 1998 and to the other selling stockholder on October 9, 1998 in settlement of royalty claims brought by the selling stockholders against us. The warrants entitle each of the selling stockholders to purchase their respective allotment of shares at $3.12 per share. The selling stockholders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus may sell the shares from time to time. The selling stockholders will act independently of Exogen in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

          o a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

          o purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus,

          o an exchange distribution in accordance with the rules of such exchange,

          o ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

          o    in privately negotiated transactions.

         To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales.

         The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

         Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders have advised Exogen that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

         The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days before the commencement of such distribution. In addition, each selling Shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. Exogen will make copies of this prospectus available to the selling stockholders and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

         Exogen will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling
Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

          o    the  name  of  each   such   selling   stockholder   and  of  the
               participating broker-dealer(s),

          o    the number of shares involved,

          o    the price at which such shares were sold,

          o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

          o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

          o    other facts material to the transaction.

         In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, Exogen will file a supplement to this prospectus.

         Exogen will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Exogen and the selling stockholders have agreed to indemnify each other against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                              SELLING STOCKHOLDERS

         The following table shows the maximum number of shares of common stock issuable to each selling stockholder upon the exercise of their respective warrant. The selling stockholders have not had a material relationship with Exogen within the past three years other than as a result of the selling stockholders' ownership of the shares or other securities of Exogen. No estimate can be given as to the number of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. See "Plan of Distribution."

                                                                               Beneficial Ownership
                                     Number of Shares    Number of Shares         After Offering
                                    Beneficially Owned    Registered for     Number of
Names of Selling Stockholders       Prior to Offering      Sale Hereby        Shares        Percent
-----------------------------       -----------------      -----------        ------        -------
Alessandro Chiabrera...............       45,000               45,000            --             --
Arthur A. Pilla....................       80,000               80,000            --             --

         Exogen has agreed to prepare and file such amendments and supplements to the registration statement as may be necessary to keep this registration statement effective until the earlier of five years from the date the registration statement is declared effective by the SEC or the time when all of the shares have been sold pursuant to the terms hereof and the shares could be sold under Rule 144(k).


                                  LEGAL MATTERS

         The validity of the shares offered hereby will be passed upon for Exogen by Brobeck, Phleger & Harrison LLP, New York, New York. Ellen B. Corenswet, a partner of Brobeck, Phleger & Harrison LLP, owns 2,000 shares of common stock of Exogen. Luci Staller Altman, a partner of Brobeck, Phleger & Harrison LLP, owns 500 shares of common stock of Exogen.

                                     EXPERTS

         The financial statements and schedule incorporated by reference from Exogen's Annual Report on Form 10-K/A for the fiscal year ended September 30, 1998, filed on May 28, 1999, in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report.

         No  person  has been authorized
to give any  information  or to make any
representations    other    than   those
contained   in   this    prospectus   in
connection   with  the   offering   made
hereby,  and  if  given  or  made,  such
information or representations  must not
be relied upon as having been authorized
by Exogen, any selling stockholder or by
any other  person.  Neither the delivery             125,000 Shares
of this  prospectus  nor any  sale  made
hereunder      shall,      under     any
circumstances,  create  any  implication
that the  information  herein is correct
as of any  time  subsequent  to the date
hereof.   This   prospectus   does   not              EXOGEN, INC.
constitute   an   offer  to  sell  or  a
solicitation  of an  offer  to  buy  any
security   other  than  the   securities
covered by this prospectus,  nor does it
constitute  an offer to or  solicitation
of any  person  in any  jurisdiction  in              Common Stock
which such offer or solicitation may not lawfully be made.

                                                    -----------------
                                                       PROSPECTUS
             Table of Contents                      -----------------
                                    Page
                                    ----
Where You Can Find More Information.. 2

The Company.......................... 2

Risk Factors......................... 3               June 7, 1999

Forward-Looking Information.......... 15

Use of Proceeds...................... 15

Selected Consolidated Financial Data. 16

Plan of Distribution................. 17

Selling Stockholders................. 18

Legal Matters........................ 19

Experts.............................. 19

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The following table sets forth an estimate of the expenses to be incurred by Exogen in connection with the issuance and distribution of the securities being registered:

                                                                       Amount to
                                                                        Be Paid
                                                                       ---------

Registration Fee - SEC................................................      $83
Nasdaq National Market Listing Fee....................................    2,500
Legal Fees and Expenses...............................................   10,000
Accounting Fees and Expenses..........................................   10,000
Miscellaneous.........................................................    2,417
Total.................................................................  $25,000

Item 15.  Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Articles 8 and 9 of the Registrant's Second Amended and Restated Certificate of Incorporation provide for indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The selling stockholders have agreed to indemnify officers, directors and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act under certain circumstances. Exogen has obtained liability insurance for its directors and officers.

Item 16.  Exhibits

         The following is a list of Exhibits  filed as part of the  Registration
Statement:

4.1 Specimen certificate for shares of the Registrant's Common Stock, incorporated herein by reference to Exhibit 4.1 to Registration Statement No. 33-92740.
4.2 Provisions of the Certificate of Incorporation and Bylaws of the Registrant defining rights of holders of Common Stock of the Registrant, incorporated herein by reference to Exhibits 3.2 and 3.3 to Registration Statement No. 33-92740.
 5.      Opinion and Consent of Brobeck, Phleger & Harrison LLP.
23.1     Consent of Arthur Andersen LLP, independent public accountants.
23.2 Consent of Brobeck, Phleger & Harrison LLP (included in the opinion filed as Exhibit 5).
24.      Powers of Attorney.

Item 17.  Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, Delaware General Corporation Law, the Certificate of Incorporation, the Bylaws of the Registrant, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended.

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.


                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Piscataway, State of New Jersey, on this 7th day of June, 1999.

                            EXOGEN, INC.

                            By:    /s/ Patrick A. McBrayer
                                   ---------------------------------------------
                                   Patrick A. McBrayer, Chief Executive Officer, President and Director


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Patrick A. McBrayer and Richard H. Reisner, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on June 7, 1999:

                Signature

By:     /s/ John P. Ryaby
       ------------------------------------------
       John P. Ryaby, Chairman of the Board, Vice
       President, and Chief Scientific Officer


By:     /s/ Patrick A. McBrayer
       ------------------------------------------
       Patrick A. McBrayer, Chief Executive Officer, President, and Director (Principal Executive Officer)


By      /s/ Richard H. Reisner
       ------------------------------------------
       Richard H. Reisner, Vice President, Chief Financial Officer, and Secretary (Principal Financial Officer and Principal
       Accounting Officer)


By:    /s/ Buzz Benson
       ------------------------------------------
       Buzz Benson, Director

By:    /s/ Donald J. Lothrop
       ------------------------------------------
       Donald J. Lothrop, Director


By:    /s/ Peter C. Madeja
       ------------------------------------------
       Peter C. Madeja, Director


By:    /s/ David J. Ottensmeyer
       ------------------------------------------
       David J. Ottensmeyer, M.D., Director


By:     /s/ Terence D. Wall
       ------------------------------------------
       Terence D. Wall, Director

                                  EXHIBIT INDEX
Exhibit
  No.                              Description                             Page
  ---                              -----------                             ----
4.1 Specimen certificate for shares of the Registrant's Common Stock, incorporated herein by reference to Exhibit 4.1 to Registration
      Statement No. 33-92740 ..........................................

4.2 Provisions of the Certificate of Incorporation and By-Laws of the Registrant defining rights of holders of Common Stock of the Registrant, incorporated herein by reference to Exhibits 3.2 and
      3.3 to Registration Statement No.33-92740 .......................

5.1   Opinion   and   Consent   of    Brobeck,    Phleger   &  Harrison
      LLP .............................................................

23.1  Consent   of   Arthur    Andersen   LLP,    independent    public
      accountants .....................................................

23.2  Consent of  Brobeck,  Phleger &  Harrison  LLP  (included  in the opinion filed as Exhibit 5) .....................................

24.   Powers of Attorney...............................................